LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP                           BALTIMORE, MD
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       LAWYERS@BALLARDSPAHR.COM                                 WASHINGTON, DC


                                                     September 25, 2001


PBHG Funds
P.O. Box 219534
Kansas City, MO 64121-9534

          RE: Shares of PBHG IRA Capital Preservation Fund

Ladies and Gentlemen:

          We have acted as counsel to PBHG Funds, a Delaware business trust (the "Company"), in connection with that certain Agreement and Plan of Reorganization (the "Plan") between the Company, on behalf of its series portfolio, PBHG IRA Capital Preservation Fund ("Capital Preservation Fund"), and UAM Funds Trust, a Delaware business trust ("UAM Funds"), on behalf of its series portfolio, IRA Capital Preservation Portfolio ("IRA Portfolio").

          The Plan provides for the combination of IRA Portfolio with Capital Preservation Fund (the "Reorganization"). Pursuant to the Plan, all of the assets of IRA Portfolio (other than those required to discharge IRA Portfolio's obligations) will be transferred to Capital Preservation Fund. Upon such transfer, the Company will issue shares of Capital Preservation Fund to IRA Portfolio. IRA Portfolio will then make a liquidating distribution of the Capital Preservation Fund shares so received to shareholders of IRA Portfolio. Each shareholder of IRA Portfolio will receive a number of Capital Preservation Fund shares with an aggregate net asset value equal to the aggregate net asset value of his or her shares of IRA Portfolio. As soon as is reasonably practicable after the transfer of its assets, IRA Portfolio will pay or make provision for payment of all its liabilities. IRA Portfolio will then terminate its existence as a separate series of UAM Funds.

          The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the shares of Capital Preservation Fund to be issued to the IRA Portfolio shareholders pursuant to the Plan (the "Capital Preservation Fund Shares") will have been filed by the Company with the Securities and Exchange Commission and will have become effective before the Reorganization occurs.

          Based on the foregoing, we are of the opinion that the Capital Preservation Fund Shares, when issued by the Company to the shareholders of IRA Portfolio in accordance with the terms and conditions of the Plan, will be legally issued, fully paid and nonassessable.

          We express no opinion concerning the laws of any jurisdiction other than the federal laws of the United States of America and the Delaware Business Trust Act.

          We consent to the filing of this opinion as an Exhibit to the Company's Registration Statement on Form N-14 and to the references to this firm in such Registration Statement.



                                      Very truly yours,

                                      /s/ Ballard Spahr Andrews & Ingersoll, LLP